March 1, 2005



Mail Stop 0306

Mr. Timothy C. Clayton
Chief Financial Officer
PPT Vision, Inc.
12988 Valley View Road
Eden Prairie, MN 55344


      Re:	PPT Vision, Inc.
		Form 10-KSB for Fiscal Year Ended October 31, 2004
		File No. 000-11518

Dear Mr. Clayton:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the Fiscal Year Ended October 31, 2004

Note 10. Shareholders` Equity - Page 35

1. Please tell us how you accounted for the lowering of the exercise price of the warrants from $2.50 to $70 per share and why.

Note 15. Discontinued Operations - Page 38

2. Please tell us how you intend to account for the receipt of future royalties and why. Explain whether or not you expect the royalties to be material to your results of operations or cash flows. Address how you considered your continued participation in this entity through royalties in your classification of the sale of the 3D business as a discontinued operation.

Item 8A. Controls and Procedures - Page 20

3. We note your disclosure that your chief executive officer and your chief financial officer "believe that the Company`s disclosure controls and procedures are effective in ensuring that material information related to the Company is made known to them by others within the Company."
* The use of the word "believe" suggests that it does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise your disclosure in future filings to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.

* The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e)
of the Exchange Act. Please revise your disclosure in future filings to remove this superfluous language. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).


4. We note your disclosure that "there have been no significant changes in internal control over financial reporting that occurred during the period..." Please revise your disclosure in future filings to remove the word significant and to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c)
of Regulation S-B, as amended effective August 13, 2003.


* * * * *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tom Dyer, Staff Accountant, at (202) 824-
5564
or me at (202) 942-2861 if you have any questions. In this regard, do not hesitate to contact Daniel Gordon, Branch Chief, at (202)
942-
2813.

							Sincerely,


							Kate Tillan
							Reviewing Accountant

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Mr. Timothy C. Clayton
PPT Vision, Inc.
March 1, 2005
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